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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

3PAR INC.
(Name of Subject Company (Issuer))

Rio Acquisition Corporation
and
Hewlett-Packard Company
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88580F 10 9
(CUSIP Number of Class of Securities)

Paul T. Porrini
Vice President, Deputy General Counsel & Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
David K. Ritenour Vice President and Associate General Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501		Christopher E. Austin Benet J. O'Reilly Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,934,691,103	$137,943

*
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) 62,828,936 outstanding shares of 3PAR common stock and 1,123,294 outstanding restricted stock units by $27.00 per share, which is the offer price, plus (ii) $207,980,893, which is the intrinsic value of the outstanding options (i.e., the excess of $27.00 over the per share exercise price).

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Rio Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), and HP. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of 3PAR Inc., a Delaware corporation ("3PAR"), at a price of $27.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 2010 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is 3PAR Inc., a Delaware corporation. 3PAR's principal executive offices are located at 4209 Technology Drive, Fremont, California 94538. 3PAR's telephone number at such address is (510) 413-5999.

        (b)   This Schedule TO relates to the outstanding shares of Common Stock, par value $0.001 per share, of 3PAR. According to 3PAR's public filings, on August 13, 2010, there were an aggregate of (i) 62,828,936 Shares issued and outstanding, including 712 restricted stock awards, (ii) 12,345,318 Shares reserved for future issuance under 3PAR's Stock Plans (as defined in the Merger Agreement attached hereto as Exhibit (d)(1)), (iii) 2,898,355 Shares reserved for future issuance under 3PAR's 2007 employee stock purchase plan and (iv) outstanding options to purchase 10,925,583 Shares and 1,123,294 restricted stock units.

        (c)   The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        This Schedule TO is filed by HP and Purchaser. The information set forth in Section 9—"Certain Information Concerning Purchaser and HP" in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," and Sections 9, 11 and 12—"Certain Information Concerning Purchaser and HP," "Background of the Offer" and "Purpose of the Offer and Plans for 3PAR; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "Introduction," and Sections 6, 7 and 12—"Price Range of Shares; Dividends," "Possible Effects of

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the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations" and "Purpose of the Offer and Plans for 3PAR; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in Section 12—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in the Sections 9 and 11—"Certain Information Concerning Purchaser and HP" and "Purpose of the Offer and Plans for 3PAR; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the in the section of the Offer to Purchase entitled "Introduction" and Sections 10, 11 and 16—"Background of the Offer," "Purpose of the Offer and Plans for 3PAR; Merger Agreement" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in Sections 9, 10 and 11—"Certain Information Concerning Purchaser and HP," "Background of Offer" and "Purpose of the Offer and Plans for 3PAR; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

        (a)(2),(3) The information set forth in Sections 11, 13 and 15—"Purpose of the Offer and Plans for 3PAR; Merger Agreement," "Conditions of the Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(4) The information set forth in Sections 7, 12 and 15—"Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations," "Source and Amount of Funds" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(5) None.

        (b)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 27, 2010
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

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(a)(1)(F)	Text of press release issued by HP on August 23, 2010(1)
(a)(1)(G)	Text of press release issued by HP on August 26, 2010(2)
(a)(1)(H)	Form of summary advertisement, published August 27, 2010 in The Wall Street Journal
(b)	Not applicable
(c)	Not applicable
(d)(1)	Form of Agreement and Plan of Merger by and among Purchaser, HP and 3PAR
(d)(2)	Form of Tender and Voting Agreement by and among Purchaser, HP and certain stockholders of 3PAR
(d)(3)	Confidentiality Agreement, dated as of August 24, 2010, by and between HP and 3PAR
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by HP on August 23, 2010

(2)
Incorporated herein by reference to the Schedule TO-C filed by HP on August 26, 2010

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

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 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hewlett-Packard Company
By:	/s/ PAUL T. PORRINI
	Name:	Paul T. Porrini
	Title:	Vice President, Deputy General Counsel and Assistant Secretary
Rio Acquisition Corporation
By:	/s/ PAUL T. PORRINI
	Name:	Paul T. Porrini
	Title:	President and Secretary

Dated: August 27, 2010

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 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 27, 2010
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Text of press release issued by HP on August 23, 2010(1)
(a)(1)(G)	Text of press release issued by HP on August 26, 2010(2)
(a)(1)(H)	Form of summary advertisement, published August 27, 2010 in The Wall Street Journal
(b)	Not applicable
(c)	Not applicable
(d)(1)	Form of Agreement and Plan of Merger by and among Purchaser, HP and 3PAR
(d)(2)	Form of Tender and Voting Agreement by and among Purchaser, HP and certain stockholders of 3PAR
(d)(3)	Confidentiality Agreement, dated as of August 24, 2010, by and between HP and 3PAR
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by HP on August 23, 2010

(2)
Incorporated herein by reference to the Schedule TO-C filed by HP on August 26, 2010

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX